..  The fund offers two classes of shares - Tax-Exempt
Money Fund,
offered since April 8, 1981, and Tax-Exempt Money Fund
PLUS, first
offered on November 1, 1998.  Tax-Exempt Money Fund PLUS
provides
expanded shareholder services, the cost of which is borne
by its
shareholders.   Each class has exclusive voting rights on
matters related
solely to that class, separate voting rights on matters which relate to both classes, and, in all other respects, the same rights and obligations as the other class.